                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 15)*


                            GRC International, Inc.
                    ---------------------------------------
                                 (Name of Issuer)


                       COMMON STOCK, PAR VALUE $.10
                    ---------------------------------------
                        (Title of Class of Securities)


                                   36192210
                    ---------------------------------------
                                (CUSIP Number)

                                   Copy to:

                             Frank J. A. Cilluffo
                           Cilluffo Associates, L.P.
                          160 Broadway, East Building
                           New York, New York  10038
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 13,1999
                    ---------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

                              Page 1 of 10 Pages

 CUSIP NO. 36192210                  13D                    Page 2 of 10 Pages
          ---------
 ===============================================================================

     NAME OF REPORTING PERSON

 1   Cilluffo Associates, L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC, OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(D) OR 2(E)                                                  [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,708,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          1,708,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      1,708,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12                                                                        [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      13.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
      PN

===============================================================================
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 36192210                  13D                      Page 3 of 10 Pages
          ---------
===============================================================================

     NAMES OF REPORTING PERSON

 1   Frank J.A. Cilluffo

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(D) OR 2(E)                                                  [_]

------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            13,177

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,736,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             13,177

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          1,736,000

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      1,749,177
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12                                                                      [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      14.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
      IN

===============================================================================
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

  CUSIP NO. 36192210              13D                      Page 4 of 10 Pages
           ---------
===============================================================================

     NAME OF REPORTING PERSON

 1   General Edward C. Meyer (Ret.)

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(D) OR 2(E)                                                  [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            26,966

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,708,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             26,966

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          1,708,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      1,734,966

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12                                                                        [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      14.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
      IN

===============================================================================
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

  CUSIP NO. 36192210              13D                      Page 5 of 10 Pages
           ---------
===============================================================================

     NAME OF REPORTING PERSON

 1   Neal B. Freeman

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(D) OR 2(E)                                                  [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            12,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          37,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             12,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          37,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      49,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12                                                                        [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      0.4%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
      IN

===============================================================================
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

  CUSIP NO. 36192210              13D                      Page 6 of 10 Pages
           ---------
===============================================================================

     NAME OF REPORTING PERSON

 1   Richard N. Perle

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(D) OR 2(E)                                                  [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            200

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          37,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             200

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          37,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      37,200
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12                                                                        [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      0.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
      IN

===============================================================================
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

  CUSIP NO. 36192210              13D                      Page 7 of 10 Pages
           ---------
===============================================================================

     NAME OF REPORTING PERSON

 1   Guy P. Wyser-Pratte

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(D) OR 2(E)                                                  [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          37,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          37,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      37,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12                                                                        [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      0.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
      IN

===============================================================================
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                       AMENDMENT NO. 15 TO SCHEDULE 13D


          This Amendment No. 15 ("Amendment No. 15") relates to the statement on Schedule 13D (the "Schedule 13D") with respect to the Common Stock, par value $.10 per share (the "Shares"), of GRC International, Inc. (formerly known as Flow General Inc.), a Delaware corporation (the "Company"), as previously filed and amended by Cilluffo Associates, L.P. ("Cilluffo Associates"), Frank J. A. Cilluffo ("Mr. Cilluffo"), General Edward C. Meyer (Ret.) ("General Meyer"), Neal B. Freeman ("Mr. Freeman"), Richard N. Perle ("Mr. Perle") and Guy P. Wyser-Pratte ("Mr. Wyser-Pratte") (collectively, the "Reporting Persons").

          Capitalized terms used herein and not defined herein have the meaning ascribed thereto in the Schedule 13D. Items 3, 4 and 5 of the Schedule 13D are amended and supplemented as follows:


          Item 3.  Source and Amount of Funds or Other Consideration.
                   -------------------------------------------------

     The Shares held by Cilluffo Associates were purchased in accounts which hold other securities and may be subject to ordinary course margin indebtedness from time-to-time.

          Except as indicated above, the information set forth in Item 3 of the
Schedule 13D remains unchanged.


          Item 4.  Purpose of Transaction.
                   ----------------------

          By letter dated August 5, 1999, Cilluffo Associates notified the Secretary of the Company, pursuant to Article III, Section 4 of the Bylaws of the Company (the "Bylaws"), of the nomination by Cilluffo Associates of each of Mr. Freeman, Mr. Perle and Mr. Wyser-Pratte for election as directors ("Directors") of the Company at the Company's 1999 annual meeting of stockholders (the "Annual Meeting"). Mr. Perle and a Company nominee were elected by the stockholders at the Annual Meeting as Directors effective December 9, 1999. Mr. Freeman and a Company nominee who was not elected by the stockholders were elected by the Board of Directors of the Company (the "Board") as Directors effective December 13, 1999. Mr. Freeman and such Company nominee were elected in accordance with a settlement of two lawsuits between David Corcoran and the Company and certain Directors. None of the Reporting Persons was a party to either of these suits, nor did any Reporting Person have any agreement, arrangement or understanding with respect thereto, except that, at the request of the Company, Mr. Cilluffo and Cilluffo Associates acknowledged to the Company that they did not object to the material terms of the Company's proposed settlement with Mr. Corcoran.

          Except as indicated above, the information set forth in Item 4 of the
Schedule 13D remains unchanged.


          Item 5.  Interest in Securities of the Insurer.
                   -------------------------------------

          (a) and (b)


                                NUMBER OF SHARES
  REPORTING PERSON             BENEFICIALLY OWNED          PERCENT OF CLASS (1)
  -----------------            ------------------          --------------------

Cilluffo Associates            1,708,000 (2)(3)(5)                13.8%
Mr. Cilluffo                   1,749,177 (2)(3)(4)(5)             14.1%
General Meyer                  1,734,966 (2)(3)(4)(5)             14.0%
Mr. Freeman                    49,000 (3)(5)                       0.4%
Mr. Perle                      37,200 (3)(5)                       0.3%
Mr. Wyser-Pratte               37,000 (3)(5)                       0.3%


     (1) Based on the 12,370,435 Shares outstanding as of October 31, 1999 as reported in the Company's Form 10-Q for the fiscal quarter ended September 30, 1999, plus 26,966 Shares issuable under directors' options in the case of General Meyer.

     (2) 1,708,000 Shares are directly owned by Cilluffo Associates. Mr. Cilluffo and General Meyer, as managing general partners of Cilluffo Associates, are deemed to share voting and dispositive power over such Shares. In addition, 111,000 Shares are subject to an Option Agreement as described in Item 6 of Amendment No. 14.


                              Page 8 of 10 Pages

     (3) Although each of Cilluffo Associates, Mr. Cilluffo, General Meyer, Mr. Freeman, Mr. Perle and Mr. Wyser-Pratte could be deemed, by virtue of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the "Act"), to be the beneficial owner of the Shares owned by each other, each such party disclaims such beneficial ownership for purposes of Section 13(d) or 13(g) of the Act, except to the extent of their pecuniary interest therein and further except that Mr. Cilluffo does not disclaim beneficial ownership (for purposes of Section 13(d) and 13(g) of the Act) of the Shares held by Cilluffo Associates.

     (4) 26,966 Shares may be acquired directly by General Meyer upon exercise of directors' options, over which he would have sole power to vote or direct the vote and to dispose or direct the disposition. Mr. Cilluffo holds 13,177 Shares directly, over which he has sole power to vote or direct the vote and to dispose or direct the disposition. Fours Seas Partners, a partnership in which Mr. Cilluffo is a general partner, owns 28,000 Shares, over which Mr. Cilluffo shares voting and dispositive power. Christian V. Cilluffo, the son of Mr. Cilluffo, owns 10,000 Shares. Mr. Cilluffo disclaims beneficial ownership of Christian V. Cilluffo's Shares for purposes of Section 13(d) and 13(g) of the Act. Mr. Cilluffo's holdings do not include 1,618 Deferred Stock Units to be settled in common stock after termination of his service as a Director.

     (5) As described in Item 6 of Amendment No. 14, each of Mr. Freeman, Mr. Perle and Mr. Wyser-Pratte holds an Option (as defined in such Item 6)
          to acquire 37,000 Shares from Cilluffo Associates.   The respective
          Shares with respect to such Options are deemed to be beneficially owned by Mr. Freeman, Mr. Perle and Mr. Wyser-Pratte by virtue of Rule 13d-3(d)(1)(i) under the Exchange Act. Such beneficial ownership is deemed to be shared with the other Reporting Persons. Mr. Perle's wife holds 5,000 Shares. Mr. Perle disclaims beneficial ownership of his wife's Shares for purposes of Section 13(d) and 13(g) of the Act. Mr. Freeman and Mr. Perle directly hold 12,000 and 200 Shares, respectively, over which each has sole power to vote or direct the vote and to dispose or direct the disposition.


          (e) On December 9, 1999, Mr. Perle's election as a Director was effective, and on December 13, 1999, Mr. Freeman's election as a Director was effective. The election contest with respect to all of the Cilluffo Nominees thus was completed as of December 13, 1999. As a result of the completion of the election contest, none of Mr. Freeman, Mr. Perle and Mr. Wyser-Pratte could be deemed to be a beneficial owner of Shares held by the other Reporting Persons and, accordingly, will no longer file amendments on Schedule 13D.

          Except as indicated above, the information set forth in Item 5 of the
Schedule 13D remains unchanged.


                              Page 9 of 10 Pages

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this statement is true, complete and correct.


Dated:  December 21, 1999



                                         CILLUFFO ASSOCIATES, L.P.



                                         By:     /s/ Frank J. A. Cilluffo
                                                 -----------------------------
                                         Title:  Managing General Partner


                                         /s/ Frank J. A. Cilluffo
                                         -------------------------------------
                                         Frank J. A. Cilluffo


                                         /s/ Edward C. Meyer
                                         -------------------------------------
                                         General Edward C. Meyer (Ret.)



                                         /s/ Neal B. Freeman
                                         -------------------------------------
                                         Neal B. Freeman



                                         /s/ Richard N. Perle
                                         -------------------------------------
                                         Richard N. Perle



                                          /s/ Guy P. Wyser-Pratte
                                         -------------------------------------
                                         Guy P. Wyser-Pratte


                              Page 10 of 10 Pages